                                                                                                                   AMEX “REX”
                                                                                                                        TSX Exchange “VIR”
ViRexx Medical Corp.                                                                                                 For Immediate Release

VIREXX ANNOUNCES VOLUNTARY TRADING HALT

EDMONTON, ALBERTA - September 5, 2007 - ViRexx Medical Corp. (“ViRexx”) (TSX:VIR; AMEX:REX) announces that it voluntarily halted trading late Friday afternoon following discussions with the American Stock Exchange (AMEX) about some inquiries received by the AMEX regarding various corporate matters and some of its development programs which have been referred to in previous press releases. ViRexx directors and management have discussed these things and are in the process of compiling a positive definitive press release which will provide further clarity with respect to these matters.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Gary Woerz
Chief Financial Officer
ViRexx Medical Corp.
Tel: (780) 989-6708
Fax: (780) 436-0068